Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Barrier Securities Based on the Worst Performing of the S&P 500® Index and the Russell 2000® Index Due June-----, 2023

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying indices:	The S&P 500® Index and the Russell 2000® Index
Pricing date:	June , 2018
Valuation date:	June , 2023
Maturity date:	June , 2023
Leveraged return amount:	$1,000 × the index percent increase of the worst performing underlying index × the leverage factor
Leverage factor:	325.00% to 375.00%*
Maximum return at maturity:	$500.00 per security (50.00% of the stated principal amount)
Barrier level:	For each underlying index, 60% of its initial index level
Payment at Maturity:

For each $1,000 stated principal amount security you hold at maturity:

•      If the final index level of the worst performing underlying index is greater than its initial index level: $1,000 + the leveraged return amount, subject to the maximum return at maturity

•      If the final index level of the worst performing underlying index is less than or equal to its initial index level but greater than or equal to its barrier level: $1,000

•      If the final index level of the worst performing underlying index is less than its barrier level: $1,000 × the index performance factor of the worst performing underlying index

If the final index level of the worst performing underlying index is less than its barrier level, the payment at maturity will be less, and possibly significantly less, than $600.00 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17324CVJ2 / US17324CVJ25

* The actual leverage factor will be determined on the pricing date

Initial index level:	For each underlying index, its closing level on the pricing date
Final index level:	For each underlying index, its closing level on the valuation date
Index performance factor:	For each underlying index, its final index level divided by its initial index level
Index percent increase:	For each underlying index, (i) its final index level minus its initial index level divided by (ii) its initial index level
Worse performing underlying index:	The underlying index with the lowest index performance factor on the valuation date

Hypothetical Total Return at Maturity(1)
Hypothetical Return of Worst Performing Underlying Index(2)	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity(3)
50.00%	$1,500.00	50.00%
20.00%	$1,500.00	50.00%
15.38%	$1,500.00	50.00%
15.00%	$1,487.50	48.75%
10.00%	$1,325.00	32.50%
5.00%	$1,162.50	16.25%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-40.01%	$599.99	-40.01%
-50.00%	$500.00	-50.00%
-100.00%	$0.00	-100.00%

(1) Assumes that the leverage factor is equal to the lowest value indicated under Preliminary Terms.

(2) Hypothetical return of worst performing underlying index = hypothetical percentage change from initial index level to final index level of worst performing underlying index

(3) Hypothetical total return on securities at maturity = hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by $1,000 stated principal amount per security

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated May 31, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Worst Performing Underlying Index

* Assumes that the leverage factor is equal to the lowest value indicated under Preliminary Terms.

Selected Risk Considerations
•	You may lose some or all of your investment. If the final index level of the worst performing underlying index is less than its barrier level, you will lose 1% of the stated principal amount of the securities for every 1% by which the worst performing underlying index has declined from its initial index level. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•	The securities do not pay interest.

•	Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the maximum return at maturity of 50.00%, which is equivalent to a maximum return at maturity of $500.00 per security.

•	The return on the securities depends solely on the performance of the worst performing underlying index, and you will not benefit in any way from the performance of the better performing underlying index.

•	You will be subject to risks relating to the relationship between the underlying indices.

•	Investing in the securities is not equivalent to investing in either underlying index. You will not have voting rights, rights to receive dividends or any other rights with respect to the stocks that constitute the underlying indices.

•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•	The Russell 2000® Index is subject to risks associated with small capitalization stocks.

•	The issuer and its affiliates may have conflicts of interest with you.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com